Exhibit 99.1

NESR Provides Update on Plans for SEC Filings and Nasdaq Relisting

HOUSTON, TX / September 13, 2023 / National Energy Services Reunited Corp. (“NESR” or the “Company”) an international, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) region, today provided an update on its ongoing efforts to complete its SEC filings and regain its Nasdaq listing.

As previously reported, the Company is working diligently to be in a position as soon as possible to file with the SEC current audited financial statements for the fiscal years ended December 31, 2020, December 31, 2021, and December 31, 2022, and then seek relisting of the Company’s securities on the Nasdaq as quickly as possible. The Company determined that it would be most efficient to have a single audit firm conduct the audits of fiscal years 2020, 2021 and 2022 which enables continuity for open, current, and future years. PricewaterhouseCoopers (Dubai Branch) (“PwC”) (the 2021 auditor) could not perform the 2020 audit as they are conflicted because of prior non-audit work. Therefore, PwC and the Company have accordingly decided on a mutual basis that PwC should resign, and the Company has engaged Grant Thornton Audit and Accounting Limited (BVI) (“GT”) to conduct the 2020, 2021 and 2022 audits.

Stefan Angeli, Chief Financial Officer, commented, “We believe that engaging a single audit firm best positions us to meet our goal of filing our financial reports with the SEC and relisting on Nasdaq as quickly as possible. The GT audit engagement team mobilized quickly and audit work on our 2020, 2021, and 2022 financial statements is underway. We are focused on completing our prior audits, establishing a continuous relationship with our audit firm, and getting current in our filings. We appreciate the continued support our customers, shareholders, lenders, and employees have provided throughout this process.”

Cautionary Statement Regarding Forward Looking Statements

Statements contained in this press release that are not historical fact may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements may relate to, among other things, the Company’s expectations related to completion of the restatement and the timing and filing of its SEC periodic reports, the Company’s plans and ability to regain listing of its securities on Nasdaq or another national or international stock exchange, and the Company’s expectations related to its business performance, financial condition and results of operation. Such forward-looking statements do not constitute guarantees of future performance and are subject to a variety of risks and uncertainties, including without limitation the identification of errors or adjustments in the ongoing restatement process, the impact of the delayed SEC report filings on the Company’s business, including its customers, suppliers, counterparties, and lenders, and the extent of any material weakness or significant deficiencies in the Company’s internal control over financial reporting. Additional factors that could cause actual results to differ materially from those projected or suggested in any forward-looking statements are contained in our filings with the SEC, including those factors discussed under the caption “Risk Factors” in such filings.

About NESR

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 6,000 employees, representing more than 60 nationalities in over 15 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Hydraulic Fracturing, Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Drilling Fluids and Rig Services.

For inquiries regarding NESR, please contact:

Blake Gendron - VP Investor Relations & Business Development

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com